RedHen
COLLECTIVE

Our Mission

RedHen Collective is embodying a
new wine economy
of gratitude, collaboration,
transparency
and regenerative ecology.





About RedHen Collective

RedHen Collective is a feminist, worker-owned wine importer & wholesaler. We are the first in our industry with a mission for social, ecological and economic impact.

We invest in every stakeholder: women and people of color, workers and farm laborers, investors and merchants, the environment and the heritage of regional winegrowers.

No other wine business pays farmers first, is cooperatively structured to share profit and equity with employees, and is fueled by regenerative impact investments of every size.

The Problems we are Solving



Farmers Paid Last

The status quo of the wine industry is to pay farmers after the wine has been sold to consumers. This leaves growers out in the cold, carrying the risk for a whole supply chain and unable to innovate or invest in their own futures.

Women & POC on the Margins

The wine industry is male dominated with glass ceilings firmly in place, keeping women and people of color sidelined, out of ethical decision-making at the top.

No Security for Workers

Workers in wine imports often work on commission, with no income security, benefits or retirement. They are constantly struggling to stay above water, let alone plan for the future.



Our Solution

Farmers Paid First

Farmers are paid first through RedHen's unique regenerative credit pool, so they can reinvest in organic/biodynamic practices, their families and legacies.

Feminist Business Ethics

We are committed to wealth building, professional development, and healthy work environments for all. Collaboration, transparency, and self-care are honored.

Worker Ownership

When the health and prosperity of the individual is inseparable from the success of the collective, a different kind of company emerges.

Our Place in the Wine Industry

As the pivot point between those who make wine and those who buy it, RedHen's impact reaches far beyond the bottle. Where other companies extract, RedHen invests so that every stakeholder is fully resourced to do their best work.



RedHen Collective thrives in direct proportion to the resilience of our farmers and the earth they farm, our workers, merchants, consumers and investors. Our success and succession depend on forging secure, thriving, multi-generational relationships with every stakeholder.

Business Model Case Study: Equal Exchange

A stakeholder-driven importer might raise eyebrows in the wine world, but this coffee importer took the plunge for social, ecological and economic impact over 30 years ago and their industry has never been the same.

Steady Growth

Far from being relegated to small revenues as a mission-driven business, EE's sales rose from $1 million in 1991 to $60 million in 2015.

Innovative Investment Model

Raising over $16M from its hundreds of mission-driven investors, EE has produced steady returns every year since 1989.

Sell Out? Out of the Question.

If the business is sold, the profits go to a mission-aligned fair trade organization, so a Starbucks or Nestle buy-out is off the table.



Farmers Paid First

Not only are their farmers paid above market prices, Equal Exchange pre-pays on it's grower contracts.

Worker Ownership

With only 10% turnover rate for first year workers, leadership and succession are built-in to EE's business model.

Preventing Climate Change

Investing in farmers with organic practices helps mitigate the challenges and dangers of climate change.

The Marketplace

RedHen is poised to enter the marketplace in California with a plan for scaling, economic and environmental resilience, while speaking to the core values of a highly influential consumer segment.

Diverse Portfolio

With wines from diverse regions serving diverse budgets and tastes, our evolving, strategically curated portfolio is resilient and adaptive in order to weather economic and ecological crises.

Sustainable Scaling

Market share in both independent and large retailers is critical for stability and growth.
We're already investing in innovative partnerships with key players like Whole Foods Market.

Savvy Market

RedHen is based in the San Francisco Bay Area, the most affluent metropolitan region in the US. Our powerful, wine-savvy market base will allow us to grow strategically and sustainably.

Women, POC + Values

Often overlooked by wine marketers because of implicit bias, women and people of color are powerful consumers who have yet to see their values represented in the larger wine marketplace.



Operating Budget

RedHen Collective's scalable, balanced budget is designed to strike harmony between repaying investors and reserving adequate capital to invest in our future.

Staff & Training: 15%

Profit-sharing worker-owners replace contractors and commissioned sales staff.



Marketing & Content: 5%

Content creation, educational events, media, client and sales support make RedHen an invaluable market partner.



Revenue Share: 5%

Investor repayment is built into the cost of our day-to-day operations.





Logistics & Admin: 20%

Consolidated logistics and administration allow us to focus on what we do best: producer-development and sales.



Portfolio Sourcing: 5%

Research, travel, and ongoing producer development mean a diversified and evolving portfolio that grows with us.



Wine Inventory: 50%

By paying farmers first, RedHen's supplier relations are secure and poised for growth.



Resilient Returns

Unlike with equity shares, revenue share investors don't have to wait until RedHen's balance sheet shows a profit; their returns start accruing from the first bottle sold.

$1M of investments and interest will have been repaid via revenue share when RedHen's cumulative wine sales reach $27M.

Rapid Growth

With full capitalization and a strong economy, sales revenues could exceed **$27M by 2026.**

Moderate Growth

With ups and downs in both supply and demand, revenues could exceed **$27M by 2030.**

Conservative Growth

With some zero growth years or even a recession, revenues could reach **$27M by 2033.**



How Revenue Share Works

Revenue-share is an innovative investment model that prioritizes stability for evolving businesses and security for investors.

Structured like a loan, investors recoup their investment and interest through annual payments from a fixed percentage of RedHen's revenue. The ultimate repayment amount of their loan is set while the payout timeline is elastic.

Investors enjoy accelerated repayment in high-revenue years and RedHen enjoys the security of knowing debts won't outpace operating costs in any given year.





Molly Madden
Founder & CEO

Molly Madden is a passionate businesswoman and community organizer. Raised in Montana, she worked beside her mother -- a restaurateur, chef and pioneer of the locavore movement -- building their family's restaurant. There, Molly developed a strong work ethic and a deep understanding for how food and wine create community and culture. She carries a profound and pragmatic compassion for small businesses and local economies.

Molly started her career in wine imports and distribution over a decade ago in Washington and Oregon, where she began to understand how the wine industry is not protecting its most vulnerable stakeholders.

After working to establish an ambitious new wine importer in New York City, Molly set her course for California with a visionary impulse to put her values into action on an international scale. There she began building RedHen Collective using a cutting-edge business model that embodies feminist values and regenerative economics.

RedHen Leadership

Our professional team brings together deep expertise from across the wine industry, cooperative business development and impact finance.







Stephanie Sprinkle
Director of Grower Relations

Stephanie has over 15 years experience in the wine industry both domestically and abroad. Her expertise includes wine research and writing, photography, wine retail and import-portfolio development.

JStephen Rye Switzer
Cooperative Finance Director

Stephen is an accountant with over a decade of experience in cooperative business finance with a talent for guiding mission-driven businesses to grow to their greatest potential without compromising their integrity.

Jenny Kassan
Chief Legal Advisor

Jenny has over two decades of experience as a leading attorney and advisor for mission-driven enterprises. She is a graduate of Yale Law School and a co-founder of the Force for Good Fund.

RedHen Leadership

Our professional team brings together deep expertise from across the wine industry, cooperative business development and impact finance.





Yusuf George
Impact Leadership Advisor

Yusuf is a seasoned wine professional who works as the Director of Strategic Development at JUST Capital, a non-profit research organization that seeks to provide stakeholders with the information they need to assess impact investments.

Annie Connole
Director of Marketing Strategy

Annie has a reputation for conducting game-changing market research and developing data-driven marketing and communications strategies. Previously, she served as Director of Marketing Strategy and Research at Strategies 360.



We Need Your Help to Grow

RedHen Collective's $1M Direct Public Offering will fund 2019 startup and operations. With your investment in RedHen will:

- Begin buying wine from growers across the US and Europe, *paying farmers first*.
- Hire a diverse, experienced sales team that values inclusivity and collaboration.
- Engage our innovative logistics and warehousing partners for shipping and inventory management, data systems and technology, AR and compliance support.
- Produce dynamic, multimedia content for our staff, merchants and consumers and investors with the stories behind the wines and growers of RedHen Collective.
- Continue to build the fiscal and legal foundations of **Plowshares:** RedHen's powerful, regenerative credit pool dedicated to the pre-payment and micro-financing of our winegrowers.



Welcome to the Table

Investor Benefits

- 135% return on your investment

- Steady, transparent returns

- Invitations to RedHen events and tastings

- Turn your dividends into curated RedHen selections with our investor-only wine club

- Build wealth with integrity while watching your investment build community, culture and ecology



 +1 646 484 1846

 molly@redhencollective.com

 WWW.REDHENCOLLECTIVE.COM

Harvest Collectively with RedHen

Your investment supports visionary farmers at home and abroad, elevates women and people of color across the wine industry, promotes regenerative agriculture and fights climate change, all while bringing you the highest quality wines, stories, tasting tips, adventures and dividends.